SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 26 May 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 26 May 2026
           re: Block Admission Application

26 May 2026

LLOYDS BANKING GROUP PLC - BLOCK ADMISSION APPLICATION

Lloyds Banking Group plc (the "Company") has made a block admission application to the London Stock Exchange for 500,000,000 ordinary shares of 10p each in the capital of the Company to be admitted to trading on the Main Market of the London Stock Exchange. These shares will be allotted and issued from time to time pursuant to the Company's obligations under the Lloyds Banking Group Share Incentive Plan, the Lloyds Banking Group Sharesave Scheme 2017, the Lloyds Banking Group Deferred Bonus Plan 2021, the Lloyds Banking Group Long Term Share Plan 2020 and the Lloyds Banking Group Long Term Incentive Plan 2023. These shares will, on issue, rank equally with the existing issued ordinary shares in the capital of the Company. Admission of these shares is expected on 27 May 2026.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 26 May 2026